EXHIBIT 99.1

Student Transportation Inc. Appoints Patrick Vaughan as President of its School Transportation Group

WALL, N.J., Aug. 21, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and fleet services for schools, today announced it has formed the School Transportation Group, which will continue its focus on the Company’s core school contracted transportation operations. Patrick Vaughan, currently the Chief Operating Officer of STI, will be leading this new group as President.

“Pat’s almost 30 year experience as a leader in the school transportation industry has been evident and we look forward to his continued leadership in this new capacity,” stated Denis J. Gallagher, Chairman and CEO of STI. “Pat is visible in the field visiting with our over 175 locations across North America and works closely with the regional and local teams, as well as driving new initiatives in safety, driver staffing and technology with our innovation and technology teams. As I have said many times, we need to think differently, be creative and stay ahead of the curve. We need to develop our people and encourage new ideas. We are fortunate to have the most experienced and best senior management team in the industry and one that has known each other and worked together well for over 25 years. There are many new challenges facing the school transportation industry these days with driver shortages, additional on-board technologies, alternative fuels and greater communications with schools and parents as we have demonstrated and developed with our industry-leading SafeStop app. The team we have in place is ready to take on significant growth. We are built for the long term and it is great to have a team who is disciplined in how we approach growth. We have taken the time over the last two years to develop new strategies, rebuild some infrastructure, add new people and technologies as well as continue to inspire our workforce, who is the key point of service for our school principals, parents and students.”

Commenting on the new position, Vaughan stated, “The School Transportation Group will build and improve upon our current efforts of developing and recruiting new drivers and maintenance technicians while maintaining our high retention rate of those already here. We need to continue implementing and leveraging the new technologies we have recently developed to reduce costs, all while having a profound strategic focus on improved safety.”

“I have known and worked closely with Denis for many years and I know his passion for this company he founded, as well as the high safety standards and the family culture he has instilled here at STI all of which has been the secret of our success. We will continue to provide the highest level of safe and reliable student transportation to our customers. My team and their leadership will be a necessary and integral part of the growth of STI as there are numerous opportunities on the core contracted side with many school districts throughout North America that need quality, comprehensive transportation solutions. We will, however, continue to be strategic in our growth and as we’ve said before; we know where to go and, more importantly, where not to go.”

Gallagher said he will continue to work very closely with Vaughan and his team on the school transportation business and will also focus on ways to further organically and acquisitively grow the newly created Managed Services Group (MSG) he formed two years ago that extends the Company’s core competencies within the school industry as well as outside, too.

“We will be looking to leverage the businesses we started and recently acquired in MSG over the past two years to grow our non-asset and asset light businesses that are directly related to our key core competencies of safety and fleet services. It’s important to note, school districts contract and outsource their transportation needs to us for a reason. With almost 14,000 vehicles on the road transporting school children, we know how important safety and maintenance are to our business. Over the past 20 years, we have built a nationwide footprint of operations and facilities across the U.S. and Canada in our core business which continues to grow. We have significantly improved our technology and backroom services with our expertise in compliance and controls and will continue to expand the businesses using all these assets more effectively,” added Gallagher.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com